UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
_______________

PUTNAM MUNICIPAL BOND FUND
(Name Of Subject Company (Issuer))
_______________

PUTNAM MUNICIPAL BOND FUND
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

74683V100
(CUSIP Number of Class of Securities)
_______________

Charles E. Porter
Executive Vice President
Putnam Premier Income Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$20,871,787	$640.76

* Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $12.435, the average of the high and low sale prices of common shares on the New York Stock Exchange on May 29, 2007 and (y) 1,678,471, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

** The fee is calculated as 0.00307% of the transaction value.

□ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:		N/A
Form or Registration No.:		N/A
Filing Party:	N/A
Date Filed:	N/A

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□ third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

□ going-private transaction subject to Rule 13e-3.

□ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

This Issuer Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by Putnam Municipal Bond Fund, a Massachusetts business trust (the "Fund"), to purchase up to 1,678,471 outstanding common shares of beneficial interest without par value of the Fund, at a purchase price equal to 98% of net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

The information set forth in the Letter of Transmittal and the Offer to Purchase, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

The name of the issuer is Putnam Municipal Bond Fund, a Massachusetts business trust (the “Fund”). The address of its principal executive offices is One Post Office Square, Boston, Massachusetts 02109. The telephone number at its principal executive offices is (617) 292-1000.

The title of the class of equity securities to which this Schedule TO relates is the common shares of beneficial interest without par value of the Fund (each a “Share”). As of May 11, 2007, there were 16,784,709 Shares outstanding.

The Shares are traded on the New York Stock Exchange under the symbol “PMG.” The information set forth in Section 6 “Net Asset Value and Market Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” and Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

The Fund has been informed that no trustees, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Section 9 "Information Concerning the Fund" and Section 10 “Interest of Trustees; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer” and Section 8 “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 10 “Interest of the Trustees; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 13 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer,” Section 9 “Information Concerning the Fund,” Section 10 “Interest of Trustees; Transactions and Arrangements Concerning the Shares,” and Section 11 “Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index immediately following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM MUNICIPAL BOND FUND

Dated: June 4, 2007	By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Senior Vice President and Treasurer

EXHIBIT INDEX
EXHIBIT NUMBER	DOCUMENT

(a)(1)	Form of Letter of Transmittal.
(a)(2)	Offer to Purchase dated June 4, 2007.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
Nominees.
(a)(6)	Form of Letter to Clients.
(a)(7)	Form of Letter to Brokers.
(a)(8)	Press Release issued on June 4, 2007.
(a)(9)	Form of Account Reactivation Letter to Brokers.
(a)(10)	Form of Account Reactivation Letter to Shareholders.
(g)	Q&A Furnished to Individuals Making Oral Solicitations.

LETTER OF TRANSMITTAL

TO ACCOMPANY COMMON SHARES OF BENEFICIAL INTEREST

OF

PUTNAM MUNICIPAL BOND FUND
TENDERED PURSUANT TO THE OFFER TO PURCHASE
DATED JUNE 4, 2007

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
ON JULY 11, 2007, UNLESS THE OFFER IS EXTENDED.

The Depositary for our Offer is:
COMPUTERSHARE TRUST COMPANY, N.A.

By Mail:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.

Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

YOU SHOULD READ CAREFULLY THIS LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, BEFORE YOU COMPLETE IT. FOR THIS LETTER OF TRANSMITTAL TO BE VALIDLY DELIVERED, IT MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF THE ABOVE ADDRESSES BEFORE OUR OFFER EXPIRES (IN ADDITION TO THE OTHER REQUIREMENTS DETAILED IN THIS LETTER OF TRANSMITTAL AND ITS INSTRUCTIONS). DELIVERY OF THIS LETTER OF TRANSMITTAL TO ANOTHER ADDRESS WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE FUND, THE FUND’S TRANSFER AGENT, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE A VALID DELIVERY.

T E N D E R  O F F E R S  1

DESIGNATION

If you wish to designate the order (by certificate number) in which you wish to tender your shares in the event of proration, fill out the following box and keep a copy for your records (attach an additional signed list if necessary). You are not required to complete this box.

WHEN THIS LETTER OF TRANSMITTAL SHOULD BE USED:

You should complete this letter of transmittal only if:

• You are including with this letter of transmittal certificates representing shares that you are tendering (or the certificates will be delivered pursuant to a notice of guaranteed delivery you have previously sent to the depositary); or

• You are concurrently tendering shares by book-entry transfer to the account maintained by the depositary at The Depository Trust Company (the “book-entry transfer facility”) pursuant to Section 2 of the offer to purchase and you are not using an agent’s message (as defined in instruction 2); or

• You hold fund shares (including shares obtained through your participation in the fund's dividend reinvestment plan) on deposit directly with Putnam Fiduciary Trust Company, the fund's transfer agent, and do not have certificates for these shares.

If you want to tender your shares into our offer but (1) your certificates are not immediately available or cannot be delivered to the depositary by the expiration of the offer, (2) you cannot deliver all documents required by this letter of transmittal to the depositary before our offer expires, or (3) you cannot comply with the procedure for book-entry transfer on a timely basis, you can still tender your shares if you comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase. See instruction 2.

ODD LOTS

As described in Section 1 of the offer to purchase, under certain conditions, shareholders holding fewer than 100 shares may have their shares accepted for payment before any proration of other tendered shares. This preference is not available to partial tenders, or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts representing fewer than 100 shares. Accordingly, this section is to be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):

[ ] is the beneficial or record owner of fewer than 100 shares in the aggregate, all of which are being tendered; or

[ ] is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

2  T E N D E R  O F F E R S

ADDITIONAL INFORMATION REGARDING TENDERED SHARES

[ ] Check here if any certificate evidencing the shares you are tendering with this letter of transmittal has been lost, stolen, destroyed or mutilated. If so, you must complete an affidavit of loss and return it with your letter of transmittal. A bond may be required to be posted by you to secure against the risk that the certificates may be recirculated. Please call Putnam Fiduciary Trust Company, N.A., the fund’s transfer agent, at 1-800-225-1581 to obtain an affidavit of loss, for further instructions and for a determination as to whether you will need to post a bond. See instruction 11.

[ ] Check here if tendered shares are being delivered by book-entry transfer made to an account maintained by the depositary with the book-entry transfer facility and complete the following (only financial institutions that are participants in the system of the book-entry transfer facility may deliver shares by book-entry transfer):

Name of Tendering Institution: _____________________________________________________________

Account Number: ________________________________________________________________________

Transaction Code Number: ________________________________________________________________

[ ] Check here if tendered shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:

Name(s) of Registered Owner(s): ___________________________________________________________

Date of Execution of Notice of Guaranteed Delivery: ____________________________________________

Name of Institution that Guaranteed Delivery: _________________________________________________

Account Number: ________________________________________________________________________

[ ] Check here if tendered shares are from the Dividend Reinvestment Plan and complete the following:

[ ] Check here to instruct the depositary to tender on behalf of the undersigned ALL the shares credited to the Dividend Reinvestment Plan account of the undersigned

[ ] Check here to instruct the depositary to tender on behalf of the undersigned the following number of shares credited to the  Dividend Reinvestment Plan account of the undersigned: _____________________

T E N D E R O F F E R S  3

SPECIAL PAYMENT INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price to be issued in the name of someone other than you, or if you want shares that you delivered by book-entry transfer facility to be credited to an account other than the one designated earlier.

Mail:	[ ]	Check
	[ ]	Certificate to:

Name:		___________________________________________________________________
(PLEASE PRINT)
Address:		___________________________________________________________________

___________________________________________________________________
(INCLUDE ZIP CODE)

___________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

	[ ]	Credit shares delivered by book-entry transfer and not purchased to the account set forth below:

Account No.:
___________________________________________________________________

___________________________________________________________________

___________________________________________________________________

4  T E N D E R O F F E R S

SPECIAL DELIVERY INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price, where such shares and check are to be issued in your name, to be mailed or sent to someone other than you or to you at an address other than the one shown above.

Mail:	[ ]	Check
	[ ]	Certificate to:

Name:		___________________________________________________________________
(PLEASE PRINT)

Address:		___________________________________________________________________

___________________________________________________________________
(INCLUDE ZIP CODE)

___________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

We have no obligation, pursuant to the “Special Payment Instructions,” to transfer any certificates for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if we do not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

T E N D E R O F F E R S  5

NOTE: SIGNATURES MUST BE PROVIDED IN THE BOX BELOW LABELED
“IMPORTANT — SHAREHOLDERS SIGN HERE”

IF YOU WANT TO TENDER YOUR SHARES,
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

To Computershare Trust Company, N.A.:

The undersigned hereby tenders to Putnam Municipal Bond Fund, a Massachusetts business trust (the “fund”), the above-described Putnam Municipal Bond Fund’s common shares of beneficial interest, without par value, at a price per share equal to 98% of net asset value as of the expiration date of the offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 4, 2007, receipt of which is hereby acknowledged, and in this letter of transmittal which, together with the offer to purchase each, as amended or supplemented from time to time, together constitute the offer.

Subject to, and effective upon, acceptance for payment of the shares tendered in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, the undersigned agrees to sell, assign and transfer to, or upon the order of, the fund, all right, title and interest in and to all shares tendered and orders the registration of all shares tendered by book-entry transfer that are purchased under the offer to or upon the order of the fund and irrevocably constitutes and appoints the depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares with full knowledge that the depositary also acts as the agent of the fund, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to:

1. deliver certificate(s) representing the shares or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in either case, with all accompanying evidences of transfer and authenticity, to, or upon the order of, the fund upon receipt by the depositary, as the undersigned’s agent, of the purchase price with respect to the shares;

2. present certificates for the shares for cancellation and transfer on the fund’s books; and

3. receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions of the offer.

The undersigned covenants, represents and warrants to the fund that:

1. the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and, when and to the extent accepted for payment, the fund will acquire good, marketable and unencumbered title to the tendered shares, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of the shares, and not subject to any adverse claims;

2. the undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute the undersigned’s acceptance of the terms and conditions of the offer, including the undersigned’s representation and warranty that (a) the undersigned has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, in the shares or equivalent securities at least equal to the shares being tendered, and (b) the tender of shares complies with Rule 14e-4;

3. the undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or the fund to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered; and

4. the undersigned has read, understands and agrees to all of the terms of the offer.

6  T E N D E R O F F E R S

The undersigned understands that the fund’s acceptance of shares tendered pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute a binding agreement between the undersigned and the fund upon the terms and subject to the conditions of the offer. The undersigned acknowledges that under no circumstances will the fund pay interest on the purchase price, including, without limitation, by reason of any delay in making payment.

The name(s) and address(es) of the registered holder(s) should be printed, if they are not already printed above, exactly as they appear on the certificates evidencing shares tendered. The certificate numbers, the number of shares evidenced by the certificates and the number of shares that the undersigned wishes to tender should be set forth in the appropriate boxes above.

The purchase price of the shares will equal 98% of their net asset value (a 2% discount) as of the close of regular trading on the New York Stock Exchange on July 11, 2007, or such later date to which the offer is extended. All shares validly tendered on or before the expiration date and not properly withdrawn will be purchased, subject to the conditions of the offer, odd lot and proration provisions described in the offer to purchase. If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, such shares will be returned without expense to the shareholder in accordance with Section 4 of the offer to purchase.

The undersigned recognizes that under the circumstances set forth in the offer to purchase, the fund may terminate or amend the offer; may postpone the acceptance for payment of, or the payment for, shares tendered; or may accept for payment fewer than all of the shares tendered. The undersigned understands that certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” above. The undersigned acknowledges that the fund has no obligation, pursuant to the “Special Payment Instructions” box, to transfer any certificate for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if the fund does not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

The check for the aggregate net purchase price for the shares tendered and purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated in the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” above.

All authority conferred or agreed to be conferred by this letter of transmittal will survive the death or incapacity of the undersigned, and any obligation of the undersigned will be binding on the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned. Except as stated in the offer to purchase, this tender is irrevocable.

T E N D E R O F F E R S  7

IMPORTANT

SHAREHOLDERS SIGN HERE
(PLEASE COMPLETE AND RETURN THE ATTACHED SUBSTITUTE FORM W-9)

(The registered holder(s) must sign this document exactly as name(s) appear(s) on certificate(s) for shares or on a security position listing or the person(s) authorized to become the registered holder(s) by certificates and documents transmitted with this letter of transmittal must sign this document. If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity is signing this document, please set forth your full title and see instruction 5.)

________________________________________________________________________________
(Signature of Owner)

Dated: __________________________________________________________________________

Name(s): ________________________________________________________________________

Capacity (full title): ________________________________________________________________

Address: _________________________________________________________________________
(Include Zip Code)

Daytime Area Code and Telephone Number: ____________________________________________

Tax Identification or Social Security Number: ___________________________________________
(See Substitute Form W-9)

GUARANTEE OF SIGNATURE(S)
(See instructions 1 and 5)

Authorized Signature: ______________________________________________________________

Name: ___________________________________________________________________________
(Please Print)
Title: ____________________________________________________________________________

Name of Firm: _____________________________________________________________________

Address: __________________________________________________________________________
(Include Zip Code)

Area Code and Telephone Number: _____________________________________________________

Dated: ____________________________________________________________________________

8  T E N D E R O F F E R S

SUBSTITUTE	Name:	Individual □
Form W-9	Address:	Partnership □
Department of the		Corporation □
Treasury		Other (specify) □
Internal Revenue Service		Exempt from backup withholding □
Request for Taxpayer
Identification Number (TIN)
and Certification

PART I. TAXPAYER IDENTIFICATION NUMBER (TIN)

Please provide your Taxpayer Identification Number in the space at right		SSN: _________________________________
and certify by signing and dating below. If awaiting TIN, write		or
“Applied For.”		EIN: _________________________________

PART II. CERTIFICATION

Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)	I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature ___________________________________________________

Date: ___________________________________________________ , 2007

NOTE:	FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN
IRS PENALTIES AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU
PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTI-
FICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR
ADDITIONAL DETAILS. YOU MUST ALSO COMPLETE THE FOLLOWING CERTIFICATE IF
YOU ARE AWAITING (OR WILL SOON APPLY FOR) A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either
(1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal
Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me will be withheld until I provide a taxpayer identification number to the depositary.

Signature ___________________________________________________

Date ___________________________________________________ , 2007
___________________________________________________________
Name (Please Print)

T E N D E R O F F E R S  9

Form **W-8BEN**
(Rev. February 2006)
Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for:	Instead, use Form:
• A U.S. citizen or other U.S. person, including a resident alien individual	W-9
• A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

• A person acting as an intermediary	W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate. | Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate. | Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a .... % rate of withholding on (specify type of income): ....
Explain the reasons the beneficial owner meets the terms of the treaty article: ....
....

Part III Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

2 The beneficial owner is not a U.S. person,

3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and

4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ Signature of beneficial owner (or individual authorized to sign for beneficial owner) | Date (MM-DD-YYYY) | Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 2-2006)

Printed on Recycled Paper

10 TENDER OFFERS

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers and individual taxpayer identification numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:		Give name and the SOCIAL SECURITY number (or
individual taxpayer identification number) of —

1.	An individual’s account	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds,
the first individual on the account[1]

3.	Custodian account of a minor (Uniform Gift
	to Minors Act)	The minor[2]

4 a.	The usual revocable savings trust
	account (grantor is also trustee)	The grantor-trustee[1]

b.	So-called trust account that is not a
	legal or valid trust under State law.	The actual owner[1]

	For this type of account:	Give the name and the EMPLOYER
IDENTIFICATION number of —

5.	Sole proprietorship account or single owner LLC	The owner[3]

6.	A valid trust, estate or pension trust	The legal entity[4]

7.	Corporate or LLC electing corporate status	The corporation
on Form 8832

8.	Religious, charitable, or educational	The organization
organization account or an association,
club or other tax-exempt organization

9.	Partnership or multi-member LLC	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of	The public entity
Agriculture in the name of a public
entity (such as a State or local
government, school district, or prison) that
receives agricultural program payments

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has a SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You mush show your individual name and you may also enter your business of “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don’t have a taxpayer identification number, obtain Forms SS-5, Application for a Social Security Card, Form SS-4, Application for Employer Identification Number or Form W-7, Application for Individual Taxpayer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

To complete Substitute Form W-9, if you do not have a taxpayer identification number, write “Applied For” in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester.

Payee Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

• An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodian account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

• The United States, or any agency or instrumentality thereof.

• A State, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

• An international organization or any agency, or instrumentality thereof.

• A foreign government or any of its political subdivisions, agencies or instrumentalities.

Payees that may be specifically exempted from backup withholding on payments of dividends and certain other payments include the following:

• A corporation.

• A financial institution.

• A futures commission merchant registered with the Commodity Futures Trading Commission.

• A dealer in securities or commodities registered in the U.S., the District of Columbia or a possession of the U.S.

• A real estate investment trust.

• A middleman known in the industry as a nominee or custodian.

• A common trust fund operated by a bank under section 584(a).

• A trust exempt from tax under section 664 or described in section 4947.

• An entity registered at all times during the taxable year under the Investment Company Act of 1940.

• A foreign central bank of issue.

Exempt payees should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX LABELED “EXEMPT FROM BACKUP WITHHOLDING”, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and may also provide this information to various government agencies for tax enforcement of litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

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Penalties

1. Penalty for Failure to Furnish Taxpayer identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty or $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

2. Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3. Criminal Penalty for Falsifying Information. – Willfully falsifying certifications or affirmations may be subject to criminal penalties including fines and/or imprisonment.

4. Misuse of Taxpayer Identification Numbers.— If the requester discloses or uses taxpayer identification numbers in violation of Federal Law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
ADVISOR OR THE INTERNAL REVENUE SERVICE.

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INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER

1. Guarantee Of Signatures. Depending on how the certificates for your shares are registered and to whom you want payments or deliveries made, you may need to have the signatures on this letter of transmittal guaranteed by an “eligible guarantor institution,” as such term is defined below. No signature guarantee is required if either:

• this letter of transmittal is signed by the registered holder(s) of the shares tendered (which, for these purposes, includes any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder(s) appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder; or

• the shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each such entity, referred to as an “eligible guarantor institution.”

In all other cases, including if you have completed either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” above, an eligible guarantor institution must guarantee all signatures on this letter of transmittal. You may also need to have any certificates you deliver endorsed or accompanied by a stock power, and the signatures on these documents also may need to be guaranteed. See instruction 5.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. For your shares to be properly tendered, either (1) or (2) below must happen:

(1) The depositary must receive all of the following at its address above in this letter of transmittal before or on the date our offer expires:

• either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction, and

• either (a) properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer, and

• any other documents required by this letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

Book-Entry Delivery. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Delivery of this letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

Agent’s Message. The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of this letter of transmittal and that we may enforce the agreement against them.

Guaranteed Delivery. If you wish to tender your shares but your share certificate(s) are not immediately available or cannot be delivered to the depositary before the offer expires, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the offer expires, your shares may still be tendered, if all of the following conditions are satisfied:

• the tender is made by or through an eligible guarantor institution;

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• the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form provided with this letter of transmittal, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

• all of the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

• either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction 2;

• either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer; and • any other documents required by this letter of transmittal.

The method of delivering all documents, including share certificates, this letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

3. Inadequate Space. If the space provided in the box entitled “Description of Shares Tendered” above is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule and attached to this letter of transmittal.

4. Partial Tenders and Unpurchased Shares. (This paragraph does not apply to shareholders who tender by book-entry transfer.) If fewer than all of the shares evidenced by any certificate are to be tendered, fill in the number of shares that are to be tendered in the column entitled “Number of Shares Tendered” in the box entitled “Description of Shares Tendered” above. In that case, if any tendered shares are purchased, a new certificate for the remainder of the shares (including any shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” in this letter of transmittal, as soon as practicable after the expiration date. Unless otherwise indicated, all shares represented by the certificate(s) set forth above and delivered to the depositary will be deemed to have been tendered.

If any tendered shares are not purchased or are properly withdrawn, or if fewer than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, we will not charge the shareholder for costs we incur returning or crediting the shares to the shareholder.

5. Signatures on Letter of Transmittal; Stock Powers and Endorsements; Exact Signature. If this letter of transmittal is signed by the registered holder(s) of the shares tendered, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

Joint Holders. If the shares tendered are registered in the names of two or more joint holders, each holder must sign this letter of transmittal.

Different Names on Certificates. If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal (or manually signed facsimiles) as there are different registrations of certificates.

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Endorsements. When this letter of transmittal is signed by the registered holder(s) of the shares tendered, no endorsements of certificates representing the shares or separate stock powers are required unless payment is to be made or the certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s). Signature(s) on the certificate(s) must be guaranteed by an eligible institution.

If this letter of transmittal is signed by a person other than the registered holder(s) of the certificates listed, or if payment is to be made or certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificates, and the signatures on the certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

Signatures of Fiduciaries. If this letter of transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to us of his or her authority to so act.

6. Stock Transfer Taxes. Except as provided in this instruction 6, no stock transfer tax stamps or funds to cover tax stamps need accompany this letter of transmittal. We will pay any stock transfer taxes payable on the transfer to us of shares purchased pursuant to our offer. If, however,

• payment of the purchase price is to be made to any person other than the registered holder(s);

• shares not tendered or rejected for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

• certificates representing tendered shares are registered in the name(s) of any person(s) other than the person(s) signing this letter of transmittal, then the depositary will deduct from the purchase price the amount of any stock transfer taxes (whether imposed on the registered holder(s), other person(s) or otherwise) payable on account of the transfer to that person, unless satisfactory evidence of the payment of the taxes or any exemption therefrom is submitted.

7. Special Payment and Delivery Instructions. If certificate(s) for shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of this letter of transmittal or if the certificates and/or checks are to be sent to someone other than the person signing this letter of transmittal or to the signer at a different address, the box entitled “Special Payment Instructions” and/or the box entitled “Special Delivery Instructions” on this letter of transmittal should be completed as applicable and signatures must be guaranteed as described in instruction 1.

8. Irregularities. All questions as to the number of shares to be accepted and the validity (including time of receipt), form, eligibility and acceptance for payment of any tender of shares will be determined by us in our sole discretion. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender, or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the these instructions, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

9. Questions and Requests for Assistance and Additional Copies. Questions and requests for additional copies of the offer to purchase, this letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth the back page of the offer to purchase and set forth below.

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10. Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 28% of the gross payments payable pursuant to the offer, each tendering shareholder who is not a foreign shareholder (as defined below) and who does not otherwise establish an exemption from backup withholding must notify the depositary of the shareholder’s correct taxpayer identification number (employer identification number or social security number), or certify that that taxpayer is awaiting a taxpayer identification number, and provide various other information by completing, under penalties of perjury, the Substitute Form W-9 included in this letter of transmittal. If a shareholder properly certifies that such shareholder is awaiting a taxpayer identification number, 28% of any payment during the 60-day period following the date of the Substitute Form W-9 will be retained by the depositary and, if the shareholder properly furnishes his or her taxpayer identification number within that 60-day period, the depositary will remit the amount retained to such shareholder and will not withhold amounts from future payments under the backup withholding rules. If the shareholder does not properly furnish his or her taxpayer identification number within that 60-day period, the amount retained will be remitted to the IRS as backup withholding and backup withholding will apply to future payments. Foreign shareholders should generally complete and sign an appropriate Form W-8 to avoid backup withholding.

The depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign shareholder unless the depositary and we determine that an exemption is available. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a foreign shareholder claiming a reduction in or exemption from such tax under the applicable income tax treaty provides through the third party withholding agent a properly completed IRS Form W-8BEN (or suitable successor form claiming the benefit of the applicable tax treaty). Alternatively, an exemption applies if the gain is effectively connected with a U.S. trade or business of the foreign shareholder and the foreign shareholder provides an appropriate statement to that effect on a properly completed IRS Form W-8ECI (or suitable successor or substitute form). For this purpose, a “foreign shareholder” is any shareholder that is not:

• a citizen or resident of the United States;

• a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof;

• an estate, the income of which is subject to United States federal income taxation regardless of the source of the income; or

• a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

To comply with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used by you, for the purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written to support the promotion or marketing of the offer addressed by the written advice herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

11. Lost, Stolen, Destroyed or Mutilated Certificates. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Putnam Fiduciary Trust Company, the transfer agent for our shares, at 1-800-225-1581 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with this letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Computershare Trust Company, N.A. immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

12. Order of Purchase in Event of Proration. As described in Section 1 of the offer to purchase, shareholders can designate in the “Designation” box of this letter of transmittal the order in which they wish to have their shares purchased if, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased in the offer. The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased. See Sections 1 and 5 of the offer to purchase.

T E N D E R O F F E R S  17

IMPORTANT. This letter of transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and any other required documents, must be received by the depositary on or before July 11, 2007, or such later date to which the offer is extended, and either certificates for tendered shares must be received by the depositary or shares must be delivered pursuant to the procedures for book-entry transfer, in each case prior to the expiration of the offer, or the tendering shareholder must comply with the procedures for guaranteed delivery.

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The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By Mail:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.

Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

17 State Street

New York, NY 10004

Banks and brokers call: (212) 440-9800

All others call: (866) 651-3079

245046 5/07

OFFER TO PURCHASE FOR CASH
BY
Putnam Municipal Bond Fund

up to 1,678,471 of its Issued and Outstanding Common
Shares of Beneficial Interest, without par value

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.
NEW YORK CITY TIME, ON JULY 11, 2007, UNLESS THE OFFER IS EXTENDED.

This tender offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the related letter of transmittal.

If we complete the tender offer, we will purchase shares at a price equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on the tender offer expiration date.

None of the fund, its board of trustees or Putnam Investment Management, LLC, the fund’s investment manager and administrator, makes any recommendation as to whether to tender or not to tender shares in the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations may not be relied upon as having been authorized by us, our trustees, our officers or our investment manager. We have been advised that no trustee or officer of the fund intends to tender any shares pursuant to the Offer.

You may direct questions and requests for assistance to Georgeson Inc., the information agent for the tender offer, at its address and telephone number set forth on the back cover of this offer to purchase. Shareholders may obtain additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender materials from the information agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

If you do not wish to tender your shares, you need not take any action.

June 4, 2007

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Important procedures

If you want to tender all or part of your shares, you must do one of the following before the offer expires:

• if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

• if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the letter of transmittal, to Computershare Trust Company, N.A., the depositary for the offer; or

• if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 2; or

• if you hold shares in the fund’s dividend reinvestment plan, you may tender such shares by completing and signing a letter of transmittal, including the appropriate section for shares acquired through the dividend reinvestment plan.

If you want to tender your shares, but:

• your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of the offer; or

 • you cannot comply with the procedure for book-entry transfer by the expiration of the offer; or

• your other required documents cannot be delivered to the depositary by the expiration of the offer, you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 2.

To tender your shares, you must follow the procedures described in this offer to purchase, the letter of transmittal and the other documents related to the tender offer.

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T E N D E R  O F F E R S  iii

SUMMARY TERM SHEET

Securities Sought:	Up to 1,678,471 common shares of beneficial interest of the fund
Price Offered Per Share:	98% of net asset value as calculated as of 4:00 pm on the expiration date of the offer
Scheduled Expiration Date:	July 11, 2007
Purchaser:	Putnam Municipal Bond Fund. This is an issuer tender offer.
Board Recommendation:	Our Board of Trustees is not making a recommendation.

The following are some of the questions that you, as a shareholder, may have and answers to those questions.

We urge you to read carefully the remainder of this offer to purchase, the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my shares?

• Putnam Municipal Bond Fund, which we refer to as the fund, is offering to re-purchase shares it previously issued. The fund is a Massachusetts business trust.

How much is the fund offering to pay?

• We are offering to purchase up to 1,678,471 of our outstanding common shares for cash, at a price per share equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on July 11, 2007 (or if the tender offer is extended, on the date to which the tender offer is extended), upon the terms and subject to conditions set forth in this offer to purchase and the letter of transmittal.

When will the tender offer expire and may the offer be extended?

• The tender offer will expire at 5:00 pm, New York City time, on July 11, 2007, unless extended. We may extend the period of time the tender offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the tender offer otherwise would have expired. See Section 1 of this offer to purchase.

What is the net asset value per common share as of a recent date?

• As of May 17, 2007, the net asset value per common share was $13.61. See Section 6 of this offer to purchase for additional information regarding net asset values and market prices. During the pendency of the tender offer, daily net asset value quotations can be obtained by calling the information agent toll free at (866) 651-3079, or for banks and brokers, by calling (212) 440-9800 between 8:00 a.m. and 7:00 p.m., New York City time, Monday through Thursday (except holidays) and between 9:00 a.m. and 5:00 p.m., New York City time, Friday (except holidays) or by visiting the fund’s website at www.putnam.com. The other contents of the fund’s website are not part of this offer to purchase.

What was the market value of my shares as of a recent date?

• On May 17, 2007, the closing price of the shares reported on the New York Stock Exchange was $12.63 per share. Shares may trade at a discount or premium to Net Asset Value and as such the price offered per share may be more or less than the current market price. We advise you to obtain a recent quotation for shares in deciding whether to tender your shares. See Section 6 of this offer to purchase.

Is there a limit on the number of Shares I may tender?

• No; however only up to 1,678,471 of our outstanding common shares will be accepted for tender. See Section 1 of this offer to purchase.

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In what order will the fund purchase tendered shares?

• If the terms and conditions of the tender offer have been satisfied or waived and more than 1,678,471 shares have been validly tendered and not validly withdrawn on or prior to the expiration of the offer, we will purchase shares in the following order of priority:

• first, all shares owned in “odd lots” that have been validly tendered; and

• second, after purchase of all of the foregoing shares, all other tendered shares on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn). Our present intention, if the tender offer is oversubscribed, is not to purchase more than 1,678,471 shares. See Section 1 of this offer to purchase.

If I decline to tender, how will the tender offer affect the shares I hold?

• Your percentage ownership interest in the fund will likely increase after completion of the offer.

Will I have to pay any fees or commissions?

• If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. You may be required to pay transfer taxes under certain circumstances described in the letter of transmittal. If you hold shares through a bank or broker, you are responsible for paying any fees or expenses you incur in tendering your shares in the offer. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Does the fund have the financial resources to make payment?

• Yes. We do not expect to borrow money to finance the purchase of any tendered shares. See Section 7 of this offer to purchase.

If shares I tender are accepted by the fund, when will payment be made?

• Payment for tendered shares, if accepted, will be made in United States dollars promptly after the expiration date of the offer.

How do I tender my shares?

• To tender your shares, you must complete one of the actions described under “Important Procedures” on the inside front cover page of this offer to purchase before the tender offer expires.

• If your shares are held in street name (i.e., through a broker, dealer or other nominee), you must contact your nominee and request that your shares be tendered in the offer.

• For additional information on the procedures for tendering your shares, see Section 2 of this offer to purchase.

May I tender shares in the offer held in my Dividend Reinvestment Plan account?

• Yes. Holders of shares in the Dividend Reinvestment Plan may tender their shares by completing the appropriate sections of the letter of transmittal. See Section 2.

• In connection with the offer, the Dividend Reinvestment Plan will be suspended for the regular monthly dividend distributions to be declared in June 2007. The June 2007 dividend will accordingly be paid in cash to all shareholders. We expect that the Dividend Reinvestment Plan will resume for subsequent regular monthly dividends.

Until what time can I withdraw previously tendered shares?

• You can withdraw shares that you tender at any time until the expiration of the offer. Also, if we have not accepted your shares for payment by July 31, 2007, you can withdraw shares at any time after that date until we do accept your shares for payment. See Section 1 and Section 3 of this offer to purchase.

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How do I withdraw previously tendered shares?

• You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1 and Section 3 of this offer to purchase.

What action need I take if I decide not to tender my shares?

• None.

Does the fund’s board of trustees encourage shareholders to participate in the tender offer, and will management participate in the tender offer?

• None of the fund, its board of trustees or the fund’s investment manager and administrator, Putnam Investment Management, LLC, is making any recommendation to tender or not to tender shares in the offer. We have been advised that no trustee or executive officer of the fund intends to tender shares. See Section 10 of this offer to purchase.

What are the United States federal income tax consequences of tendering shares?

• The receipt of cash for shares pursuant to the offer will be a taxable transaction for United States federal income tax purposes. Depending on a shareholder’s particular circumstances, the sale of shares pursuant to the offer will be treated either as a “sale or exchange” of those shares, producing gain or loss equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the shares sold pursuant to the offer, or as the receipt of a distribution from the fund, taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s “earnings and profits.” There is also a risk of tax consequences for shareholders whose percentage interests in the fund increase as a result of the offer.  See Section 5.

To whom can I talk if I have questions about the tender offer?

• You can call the information agent at (212) 440-9800 (for banks or brokers) or toll-free at (866) 651-3079. See the back cover of this offer to purchase.

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Dear Shareholder:

INTRODUCTION

Putnam Municipal Bond Fund, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company, hereby offers to purchase up to 1,678,471 of the fund’s outstanding common shares at a price per share, net to the seller in cash, equal to 98% of the net asset value per share in U.S. dollars as of the close of regular trading on the New York Stock Exchange on July 11, 2007, or such later date to which the offer is extended, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. The maximum number of shares that we will purchase in the tender offer represents approximately 10% of the number of currently outstanding shares.

This offer is open to all common shareholders of the fund and is not conditioned on any minimum number of shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the letter of transmittal. See Section 12 of this offer to purchase.

None of the fund, its board of trustees or its investment manager makes any recommendation as to whether you should tender or not tender shares in the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations should not be relied upon as having been authorized by the fund, its board of trustees or its investment manager. We have been advised that no trustee or executive officer of the fund intends to tender any shares pursuant to the offer.

As of May 11, 2007, there were 16,784,709 shares issued and outstanding, and the net asset value was $13.66 per share. We do not expect that the number of shares issued and outstanding will be materially different on the date the offer expires. Shareholders may contact the information agent, toll free at (866) 651-3079 or, for banks and brokers, at (212) 440-9800 or contact the fund directly at its toll free number, 1-800-225-1581, to obtain daily net asset value quotations for the shares prior to 5:00 p.m., New York City time, on the expiration date.

Any shares we acquire pursuant to the offer will become authorized but unissued shares and generally will be available for issuance by the fund without further shareholder action.

Tendering shareholders may be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the letter of transmittal, transfer taxes on the purchase of shares by the fund. Shareholders may also be subject to other transaction costs, as described in Section 1.

Certain U.S. federal income tax consequences of the sale of shares pursuant to the offer are described in Section 5 “U.S. Federal Income Tax Consequences.”

This offer to purchase and the letter of transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the offer.

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THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal, the fund will accept for payment, and pay for, up to 1,678,471 shares, validly tendered prior to 5:00 p.m., New York City time, on July 11, 2007, or such later date to which the offer is extended, and not withdrawn as permitted by Section 3.

If the number of shares properly tendered and not withdrawn prior to the expiration date is less than or equal to 1,678,471, we will, upon the terms and conditions of the offer, purchase all shares so tendered. If more than 1,678,471 shares are duly tendered pursuant to the offer (and not withdrawn as provided in Section 3), unless we determine not to purchase any shares because one or more conditions described in Section 12 of this offer to purchase are not met, we will purchase shares in the following priority: first, all such shares owned beneficially or of record by a holder of fewer than 100 common shares who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery; and, second, after purchase of all of the foregoing shares, all other shares duly tendered on a pro rata basis (disregarding fractions) in accordance with the number of shares duly tendered by or on behalf of each shareholder (and not withdrawn). On the letter of transmittal, you can designate in which order you wish your shares to be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in the offer. If shares duly tendered by or on behalf of a shareholder include shares acquired through the fund’s dividend reinvestment plan, the proration will be applied first against other shares tendered and only thereafter, if and as necessary, with respect to shares acquired through that plan. Except as described herein, withdrawal rights expire on the expiration date. The fund does not contemplate extending the offer or increasing the number of shares covered by the offer if more than 1,678,471 shares are tendered.

Shareholders should consider the relative costs of tendering shares at a 2% discount to net asset value pursuant to the offer or selling shares at the market price with the associated transaction costs.

We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13(e)-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all shares previously tendered and not withdrawn will remain subject to the offer, subject to the right of any such tendering shareholder to withdraw his or her shares.

Subject to the terms and conditions of the offer, we will pay the consideration offered or return the tendered securities promptly after the expiration or withdrawal of the offer. Any extension, delay or expiration will be followed as promptly as practicable by public announcement thereof.

Under no circumstances will interest be paid on the tender price for tendered shares, regardless of any extension of or amendment to the offer or any delay in paying for such shares.

2. Procedures for Tendering Shares

Proper Tender of Shares. For shares to be properly tendered, either (1) or (2) below must happen:

(1) The depositary must receive all of the following prior to 5:00 p.m., New York City time, on the expiration date at the depositary’s address on the back page of this offer to purchase:

• either (a) the certificates for the shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a confirmation of receipt of the shares; and

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• either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type we describe below; and

 • any other documents required by the letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Endorsements and Signature Guarantees. Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

• the letter of transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to that holder; or

• shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, each such entity, referred to as an “eligible guarantor institution.”

See Instruction 1 of the letter of transmittal.

If a certificate for shares is registered in the name of a person other than the person executing the letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal, then:

• your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

• the signature on (1) the letter of transmittal and (2) your endorsed certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery. Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of all of the following:

 • certificates for those shares or a timely confirmation of the book-entry transfer of those shares into the depositary’s account at the book-entry transfer facility as described below;

 • one of (a) a properly completed and duly executed letter of transmittal or a manually signed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

• any other documents required by the letter of transmittal.

The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at your election and risk. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

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All deliveries made in connection with the offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to the fund, the fund’s transfer agent, the information agent or the book-entry transfer facility. Any documents delivered to the fund, the fund’s transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to have been properly tendered.

Book-Entry Delivery. The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing that facility to transfer those shares into the depositary’s account in accordance with that facility’s procedure for the transfer. Even if delivery of shares is made through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

(1) The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this offer to purchase:

• one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

• any other documents required by the letter of transmittal; or

(2) The guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares that the participant in the book-entry transfer facility tendering the shares has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against them.

Guaranteed Delivery. If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

• the tender is made by or through an eligible guarantor institution;

• the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration time, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this offer to purchase, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

• all of the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery, either:

• the certificates representing the shares being tendered together with (a) a letter of transmittal, or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or

• in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “Book-Entry Delivery:” (a) a letter of transmittal or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

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Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares to be accepted, and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notice of any defects or irregularities in any tender, or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Exchange Act for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person’s own account unless, at the expiration date, the person so tendering:

• within the meaning of Rule 14e-4, has a “net long position” equal to or greater than the amount tendered in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares; and

 • will deliver or cause to be delivered the shares within the period specified in the offer; or

• in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquires shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of the offer, delivers or causes to be delivered the shares within the period specified by the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

• you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered; and

• the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under the offer will constitute a binding agreement between you and us upon the terms and conditions of the offer described in this and related documents.

Return of Unpurchased Shares. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, we will not charge the shareholder for costs we incur returning or crediting the shares to the shareholder.

Procedures for Participants in the Dividend Reinvestment Plan. Holders of shares acquired through the fund’s dividend reinvestment plan may instruct the depositary to tender such shares by completing the appropriate section of the letter of transmittal. If a shareholder tenders shares acquired through the dividend reinvestment plan, all such shares credited to such shareholder’s account(s) will be tendered, unless the shareholder otherwise specifies in the letter of transmittal. If a shareholder does not complete the section of the letter of transmittal instructing the depositary to tender shares acquired through the dividend reinvestment plan, no shares acquired by that shareholder through the dividend reinvestment plan will be tendered.

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Lost or Destroyed Certificates. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Putnam Fiduciary Trust Company, the transfer agent of the fund, at 1-800-225-1581 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact the depositary immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the offer, a shareholder surrendering shares in the offer must, unless an exemption applies, provide the depositary with such shareholder’s correct taxpayer identification number on a Substitute Form W-9, certify under penalties of perjury that such tax identification number is correct and provide certain other certifications. If a shareholder does not provide such shareholder’s correct tax identification number or fails to provide the required certifications, the Internal Revenue Service may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the offer may be subject to backup withholding of 28%. All shareholders surrendering shares pursuant to the offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding; however, such shareholders should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the depositary, in order to avoid backup withholding. See instruction 10 to the letter of transmittal.

3. Withdrawal Rights

Shares tendered pursuant to the offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration date and, unless already accepted for payment pursuant to the offer, at any time on or after July 11, 2007.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the expiration date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the fund in its sole discretion, which determination will be final and binding. None of the fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

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4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the offer, we will accept for payment, and will pay cash for, shares validly tendered on or before the expiration date, and not properly withdrawn in accordance with Section 3, promptly after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares (unless such shares are held in uncertificated form), a properly completed and duly executed letter of transmittal (or facsimile thereof), and any other documents required by the letter of transmittal. We expressly reserve the right, in our sole discretion, to delay the acceptance for payment of, or payment for, shares, in order to comply, in whole or in part with any applicable law.

For purposes of the offer, we will be deemed to have accepted for payment shares validly tendered and not withdrawn as, if and when we give or cause to be given oral or written notice to the depositary of our acceptance for payment of such shares pursuant to the offer. Payment for shares accepted for payment pursuant to the offer will be made by deposit of the aggregate purchase price therefor with the depositary, which will act as agent for the tendering shareholders for purpose of receiving payments from the fund and transmitting such payments to the tendering shareholders. Under no circumstances will interest on the purchase price for shares be paid, regardless of any delay in making such payment.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the offer until at least five business days after the expiration date.

If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, or are not accepted because of an invalid tender, or if certificates are submitted for more shares than are accepted (i) certificates for such unpurchased shares will be returned, without charge by us to the tendering shareholder, as soon as practicable following expiration or termination of the offer, (ii) shares delivered pursuant to the book-entry delivery procedure (as defined in Section 2 above) will be credited to the appropriate account maintained within the book-entry transfer facility and (iii) uncertificated shares held by the fund’s transfer agent pursuant to the fund’s dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

If we are delayed in our acceptance for payment of, or in our payment for, shares, or are unable to accept for payment or pay for shares pursuant to the offer for any reason, then, without prejudice to our rights under this offer, the depositary may, on behalf of the fund, retain tendered shares, and such shares may not be withdrawn, unless and except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3 of this offer to purchase.

The purchase price of the shares will equal 98% of their net asset value (a 2% discount) as of the close of regular trading on the New York Stock Exchange on July 11, 2007, or such later date to which the offer is extended. Tendering shareholders may be required to pay brokerage commissions or fees. Under the circumstances set forth in Instruction 6 of the letter of transmittal, shareholders may be subject to transfer taxes on the purchase of shares by the fund.

We normally calculate the net asset value of our shares daily at the close of regular trading of the New York Stock Exchange. On May 17, 2007, the net asset value was $13.61 per share. The shares are listed on the New York Stock Exchange. On May 17, 2007, the last sales price at the close of regular trading on the New York Stock Exchange was $12.63 per share, representing a 7.20% discount from net asset value. The net asset value of the shares will be available daily until the expiration date, by calling the information agent, toll free at (866) 651-3079 or, for banks or brokers, at (212) 440-9800 or through the fund’s toll free number at 1-800-225-1581.

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5. Certain U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences of the sale of shares pursuant to the offer. Except where noted, it deals only with shares held as capital assets and does not deal with special situations, such as those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, insurance companies, persons holding shares as a part of a hedging, conversion or constructive sale transaction or a straddle, or shareholders whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences of participating in the offer in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Shareholder” means a shareholder that is (i) a citizen or resident of the U.S., (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes), partnership, or other entity created or organized in or under the laws of the U.S., any State or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (iv) a trust if it (x) is subject to the supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable  U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Shareholder” is a shareholder that is not a U.S. Shareholder.

An exchange of shares for cash in the offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the exchange, depending on a shareholder’s particular circumstances, the sale of shares pursuant to the offer will be treated either as a “sale or exchange” producing gain or loss or as the receipt of a distribution from the fund taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s “earnings and profits.” Under Section 302(b) of the Code, a sale of shares pursuant to the offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a complete termination of the shareholder’s interest in the fund, (b) results in a “substantially disproportionate” redemption with respect to the shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. For this purpose a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage voting interest in the fund by more than 20% and after which the shareholder owns a less-than-50% voting interest in the fund. Also for this purpose, a redemption is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a shareholder’s percentage interest in the fund. Whether a reduction is “meaningful” depends on a shareholder’s particular facts and circumstances; in general, the smaller a shareholder’s percentage interest in the fund, the more likely it is that any such reduction therein will be treated as “meaningful.”

In determining whether any of these tests has been met, shares actually owned, as well as shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment under Section 302(b) is met, a shareholder will recognize gain or loss equal to the difference between the price paid by the fund for the shares purchased in the offer and the shareholder’s adjusted basis in such shares. If such shares are held as a capital asset, the gain or loss will be capital gain or loss. The maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 15% for capital assets held for more than one year. The deductibility of capital losses is subject to limitations.

If the requirements of Section 302(b) of the Code are not met, amounts received by a shareholder who sells shares pursuant to the offer will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such shareholder’s allocable share of the fund’s current and accumulated earnings and profits for a taxable year,

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the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such shareholder’s shares, and any amounts in excess of the shareholder’s adjusted basis will constitute taxable gain. Any remaining adjusted basis in the shares tendered to the fund will be transferred to any remaining shares held by such shareholder.

Provided that no tendering shareholder is treated as receiving a dividend as a result of selling shares pursuant to the offer, shareholders who do not sell shares pursuant to the offer will not realize any taxable income. In the event that any shareholder is deemed to receive a dividend as a result of selling shares pursuant to the offer, there is a risk that shareholders whose percentage interests in the fund increase as a result of the offer (whether because they do not tender shares pursuant to the offer, or sell fewer shares than other shareholders) may be deemed to have received a constructive distribution from the fund under Section 305 of the Code, in an amount equal to the increase in such shareholder’s percentage ownership of the fund that is taxable as a dividend to the extent of such shareholder’s allocable share of the fund’s earnings and profits.

Backup Federal Income Tax Withholding. Backup withholding tax will be imposed on the gross proceeds paid to a tendering U.S. Shareholder unless the U.S. Shareholder provides such U.S. Shareholder’s taxpayer identification number (employer identification number or social security number) to the depositary, certifies as to no loss of exemption from backup withholding, complies with applicable requirements of the backup withholding rules or is otherwise exempt from backup withholding. Therefore, each tendering U.S. Shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain U.S. Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements; however, such shareholders should complete the Substitute Form W-9 to avoid erroneous backup withholding. In addition, Non-U.S. Shareholders are subject to these withholding requirements. In order for a Non-U.S. Shareholder to qualify as an exempt recipient, that Non-U.S. Shareholder must submit an IRS Form W-8 or a Substitute Form W-8. Such statements can be obtained from the depositary.

To prevent backup U.S. federal income tax withholding, each shareholder who does not otherwise establish an exemption from such withholding must provide the depositary with the shareholder’s correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included in the letter of transmittal.

Withholding for Non-U.S. Shareholders. Even if a Non-U.S. Shareholder has provided the required certification to avoid backup withholding, the depositary will withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder or his or her agent unless the depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-U.S. Shareholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Shareholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI. The depositary will determine a shareholder’s status as a Non-U.S. Shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Forms W-8BEN or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareowner meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” test described above or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

T E N D E R  O F F E R S  9

6. Net Asset Value and Market Price Range of the Shares; Dividends on the Shares

The shares are traded on the New York Stock Exchange. The following table sets forth for the periods indicated the net asset value (as of the last day of each such period), and the high and low price per share on the New York Stock Exchange during each such period:

			Net Asset
First Quarter Ended	High	Low	Value

April 30, 2007	$12.84	$12.56	$13.64
January 31, 2007	12.52	12.24	13.61
October 31, 2006	12.72	12.25	13.76
July 31, 2006	12.18	11.67	13.44
April 30, 2006	12.90	12.04	13.42
January 31, 2006	12.53	11.81	13.62
October 31, 2005	12.89	11.98	13.58
July 31, 2005	13.02	12.14	13.88

The tender of shares, unless and until such tendered shares are accepted for purchase, will not affect the record ownership of any such tendered shares for purposes of entitlement to any dividends payable by the fund.

On May 17, 2007, the net asset value was $13.61 per share and the reported sales price on the New York Stock Exchange was $12.63 per share, representing a 7.20% discount from net asset value. Shareholders are urged to obtain current market quotations for the shares.

7. Source and Amount of Funds; Effect of the Offer

Cost to the Fund. The actual cost of the offer to the fund cannot be determined at this time because the number of shares to be purchased will depend on the number tendered, and the price will be based on the net asset value per share on the expiration date. If the net asset value per share on the expiration date were the same as the net asset value per share on May 17, 2007, and if shareholders tender 1,678,471 shares, the maximum number of securities we will purchase pursuant to the offer, the estimated payment by the fund to the shareholders would be approximately $22,390,802. See the Pro Forma Capitalization Table below.

The monies we use to purchase shares in the offer will be obtained from cash and from sales of securities in the fund’s investment portfolio. There are no financing conditions to this offer.

Effect on Net Asset Value and Consideration Received by Tendering Shareholders.

The offer may have certain adverse consequences for tendering and non-tendering shareholders.

If the fund were required to sell a substantial amount of portfolio securities to raise cash to finance the offer, the market prices of portfolio securities being sold and/or the fund’s remaining portfolio securities may decline and hence the fund’s net asset value may decline. If any such decline occurs, we cannot predict what its magnitude would be or whether such a decline would be temporary or continue to or beyond the expiration date. Because the price per share to be paid in the offer will be dependent upon the net asset value per share as determined on the expiration date, if such a decline continued up to the expiration date, the consideration received by tendering shareholders would be reduced. In addition, the sale of portfolio securities will cause the fund to incur increased brokerage and related transaction expenses, and the fund may receive proceeds from the sale of portfolio securities less than their valuations by the fund. Accordingly, obtaining the cash to consummate the offer may result in a decrease in the fund’s net asset value per share, thereby reducing the amount of proceeds received by tendering shareholders and the net asset value per share for non-tendering shareholders.

10  T E N D E R  O F F E R S

Shareholders should note, however, that the offer may result in accretion to the fund’s net asset value per share following the offer, due to the fact that the tender price would represent a 2% discount to the fund’s net asset value per share at that time. The potential accretion to the fund’s net asset value per share may offset, in whole or in part, any decline in the fund’s net asset value as discussed above and the expenses of the offer.

The fund will likely sell portfolio securities during the pendency of the offer to raise cash for the purchase of shares. During the pendency of the offer, consequently, and possibly after that, the fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents. The fund will pay for tendered shares it accepts for payment promptly after the expiration date of this offer. Because the fund will not know the number of shares tendered until the expiration date, the fund will not know until the expiration date the amount of cash required to pay for such shares. If on or prior to the expiration date, the fund does not have, or believes it is unlikely to have, sufficient cash to pay for all shares tendered, it may extend the offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains by the Fund. As noted above, the fund will likely be required to sell portfolio securities to finance the offer. If the fund’s tax basis for the securities sold is less than the sale proceeds, the fund will recognize capital gains. The fund would expect to declare and distribute any such gains to shareholders of record (reduced by net capital losses realized during the fiscal year, if any). In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the non-tendering shareholders at ordinary income rates. This recognition and distribution of gains, if any, would have certain negative consequences. First, shareholders remaining at the time of a declaration of distributions would be required to pay taxes on a greater amount of distributions than otherwise would be the case. Second, to raise cash to make the distributions, the fund might need to sell additional portfolio securities thereby possibly being forced to realize and recognize additional capital gains. It is impossible to predict what the amount of unrealized gains or losses would be in the fund’s portfolio at the time that the fund is required to liquidate portfolio securities (and the amount of capital gains or losses that would be realized and recognized). As of March 31, 2007, there was net unrealized appreciation of $15,695,175 in the fund’s portfolio as a whole, and as of March 31, 2007, there were net capital loss carryforwards of $(14,263,619) that for tax purposes would offset future gains actually realized.

Tax Consequences of Repurchases to Shareholders. Our purchase of tendered shares pursuant to the offer will have tax consequences for tendering shareholders and may have tax consequences for non-tendering shareholders (or in certain cases tendering shareholders whose percentage interests in the fund nonetheless increase as a result of the offer). See Section 5 of this offer to purchase.

Higher Expense Ratio and Less Investment Flexibility. If we purchase a substantial number of shares pursuant to the offer, the net assets of the fund will be reduced accordingly. The reduced net assets of the fund as a result of the offer will result in a higher expense ratio for the fund and possibly in less investment flexibility for the fund.

Reduction in Shares Outstanding. Our purchase of shares in the offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our shareholders. Assuming the offer is fully subscribed, we will have approximately 15,106,238 shares outstanding following the purchase of shares tendered in the offer. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing shareholders.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

T E N D E R  O F F E R S  11

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the fund as of October 31, 2006, adjusted to give effect to the offer (excluding expenses and assuming we repurchase 1,689,974 outstanding shares):

Pro Forma Capitalization (1)
		Adjustment for
	As of	Purchase at $13.48	Pro Forma as
	October 31, 2006	Per Share (2)	Adjusted (1)

Total net assets (3)	$232,610,329	($22,780,850)	$209,829,479
Common shares outstanding	16,899,737	(1,689,974)	15,209,763
Net asset value per share (4)	$13.76	$13.48	$13.80

_____________

(1) This table assumes purchase by the fund of 1,689,974 shares, equal to approximately 10% of the fund’s outstanding shares as of October 31, 2006. The number of shares as of May 11, 2007 that the fund is offering to purchase is smaller due to share repurchases made by the fund in the interim pursuant to the repurchase program authorized by the fund's board of trustees in October 2005.

(2) This amount represents 98% of the fund’s net asset value as determined on October 31, 2006. Shares tendered pursuant to the offer will be purchased at a 2% discount to net asset value on the expiration date, which may be higher or lower, and the actual net asset value per share also may be higher or lower than that shown above.

(3) Excludes the aggregate liquidation preference of, and accrued and unpaid dividends with respect to, the fund's outstanding preferred shares.

(4) The net asset value per share of the fund is normally determined on each day that the New York Stock Exchange is open, as of the close of regular trading on the New York Stock Exchange, and is determined by dividing the total net assets of the fund by the number of common shares outstanding.

8. Purpose of the Offer

Purpose

The purpose of the offer is to enhance liquidity for shareholders seeking to exit the fund at a price reflecting a smaller discount to net asset value than currently available in the market.

None of the fund, its board of trustees or the investment manager makes any recommendation to any shareholder as to whether to tender or refrain from tendering any of such shareholder’s shares, and none of such persons has authorized any person to make any such recommendation. Shareholders are urged to evaluate carefully all information in this offer to purchase, consult their own investment and tax advisors and make their own decisions whether to tender shares.

Use of Securities Acquired

Shares acquired pursuant to the offer will be canceled and returned to the status of authorized but unissued equity.

Plans

In February 2007, the Board of Trustees of the fund announced that it had approved in principle a plan to merge the fund and Putnam Investment Grade Municipal Trust, a diversified, closed-end fund (NYSE ticker: PGM) into Putnam Municipal Opportunities Trust, a non-diversified, closed-end fund also managed by Putnam Investments (NYSE ticker: PMO). The merger is subject to approval by common and preferred shareholders of all three funds and certain other conditions. It is currently expected that the merger would take place in fall 2007.

12  T E N D E R  O F F E R S

Except as indicated in this offer to purchase, the fund has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the fund, (2) any purchase, sale or transfer of a material amount of assets of the fund, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the fund, except that the fund’s dividend reinvestment plan may be suspended to the extent necessary for this offer, as amended, to comply with applicable law (4) any change to the fund’s present board of trustees or management, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, (5) any other material changes in the fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, (6) any class of equity securities of the fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (7) any class or equity securities of the fund becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (8) the suspension of the fund’s obligation to file reports under Section 15(d) of the Exchange Act, (9) the acquisition by any person of additional securities of the fund, or the disposition of securities of the fund, or (10) any changes in the fund’s declaration of trust, bylaws or other governing instruments or other actions that could impede the acquisition of control of the fund.

The fund’s board of trustees intends to continue to review the fund’s investment performance, capitalization, management and prospects. Accordingly, the fund reserves the right to change its plans and intentions at any time, as it deems appropriate.

9. Information Concerning the Fund

The fund is a closed-end, diversified investment company organized as a Massachusetts business trust. The shares were first issued to the public in November 1992. As a closed-ended investment company, the fund differs from an open-end investment company in that it does not redeem its shares at the election of a shareholder and does not continuously offer its shares for sale to the public (see Section 8 of this offer to purchase). Instead the shares trade on the secondary market through their listing on the NYSE. The fund’s investment objective is to provide as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC (“Putnam Management”), the fund’s manager and administrator, believes is consistent with preservation of capital, by investing in a portfolio of investment-grade and some higher yielding, lower rated tax-exempt securities that Putnam Management believes does not involve undue risk to income or principal. The principal executive offices of the fund are located at One Post Office Square, Boston, Massachusetts 02109. The fund’s business telephone number is (617) 292-1000.

On February 1, 2007, Marsh & McLennan Companies, Inc. (“MMC”) announced that it had signed a definitive agreement to sell its ownership interest in Putnam Investments Trust, the parent company of Putnam Management and its affiliates, to Great-West Lifeco Inc. Great-West Lifeco Inc. is a financial services holding company with operations in Canada, the United States and Europe and is a member of the Power Financial Corporation group of companies. Power Financial Corporation, a global company with interests in the financial services industry, is a subsidiary of Power Corporation of Canada, a financial, industrial, and communications holding company. The transaction has been approved by the respective boards of directors of MMC and Great-West Lifeco Inc., and is expected to close in 2007, subject to regulatory approval, required client consents, and other customary conditions.

The fund has various agreements with Putnam Management and its affiliates relating to advisory, custodial and investor services. The amounts paid by the fund to Putnam Management and its affiliates for these services are disclosed in the fund’s financial statements and the notes to the financial statements, which can be found in the fund’s annual and semi-annual reports.

T E N D E R  O F F E R S  13

The fund is subject to the information and reporting requirements of the Investment Company Act of 1940 and is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. The fund has also filed the Schedule TO with the Securities and Exchange Commission. Such reports and other information should be available for inspection at the public reference room at the Securities and Exchange Commission’s office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The fund’s filings are also available to the public on the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to its Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

10. Interest of Trustees; Transactions and Arrangements Concerning the Shares

The trustees of the fund and the aggregate number and percentage of the shares each of them beneficially owns as of April 30, 2007 is set forth in the table below. The address of each of them is in care of the fund at One Post Office Square, Boston, Massachusetts 02109.

	Aggregate Number
	of Shares	Percentage of Shares
Name and Position	Beneficially Owned	Beneficially Owned

Non-Interested Trustees:

John A. Hill, Chairman	323.608	*

Jameson A. Baxter, Vice Chairman	3,584.222	*

Charles B. Curtis	121.170	*

Myra R. Drucker	107.587	*

Paul L. Joskow	196.000	*

Elizabeth T. Kennan	189.709	*

Kenneth R. Leibler	100.000	*

Robert E. Patterson	293.000	*

W. Thomas Stephens	196.000	*

Richard B. Worley	101.616	*

Interested Trustees:

Charles E. Haldeman, Jr.**	250.000	*

George Putnam, III	1,184.000	*

——————————————

   * Less than 1%

** Charles E. Haldeman, Jr. is also the President of the fund

Neither the fund nor, to the best of our knowledge, any of the fund’s officers or trustees, any person controlling the fund, or any executive officer, trustee or director of any corporation or other person ultimately in control of the fund, has effected any transaction in shares, except for dividend reinvestments, during the past 60 days.

We know of no agreement, arrangement or understanding, contingent or otherwise or whether or not legally enforceable, between (a) the fund, any of the fund’s executive officers or trustees, any person controlling the fund or any executive officer, trustee or director of any corporation or other person ultimately in control of the fund and (b) any person with respect to any securities of the fund (including any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

We have been advised by each of our trustees and executive officers that such individuals do not intend to tender any shares owned by them in the tender offer.

14  T E N D E R  O F F E R S

11. Legal Matters; Regulatory Approvals

Except as described in this offer to purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we currently contemplate that we will seek approval or such other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in response to the offer, pending the outcome of any such matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligation to accept for payment and pay for shares under the offer is subject to various conditions. See Section 12.

12. Conditions to the Offer

Notwithstanding any other provision of the offer, the fund will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of the fund’s shares from the New York Stock Exchange or (ii) impair the fund’s status as a regulated investment company under the Code (which would make the fund a taxable entity, causing the fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the fund); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchanges, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the fund imposed by federal or state authorities on the extension of credit by lending institutions, or (v) outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the board of trustees of the fund, impractical or inadvisable to proceed with the offer; or (c) the board of trustees of the fund determines in good faith that effecting any such transaction would constitute a breach of its fiduciary duty owed to the fund or its shareholders.

The foregoing conditions are for the sole benefit of the fund and may be asserted by the fund regardless of the circumstances giving rise to any such conditions or may be waived by the fund in whole or in part at any time and from time to time in its sole discretion. The failure by the fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the fund concerning the events described in this Section shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the offer is suspended or postponed, the fund will provide notice to shareholders of such suspension or postponement.

13. Fees and Expenses

We have retained Georgeson Inc. to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person and may request that brokers, dealers, commercial banks, trust companies and other nominee shareholders forward materials relating to the offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their services, will be reimbursed by us for specified out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

T E N D E R  O F F E R S  15

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the offer, other than as described above. We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our investment manager, information agent or depositary for purposes of the offer.

14. Miscellaneous

The foregoing is not an offer to sell shares of any fund, nor is it a solicitation of any proxy. For more information regarding the merger referred to herein, or to receive a free copy of materials that we file with the SEC relating to the merger, including a prospectus/proxy statement (which contains important information about fees, expenses and risk considerations), once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions with respect to the merger.

The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the places and in the manner set forth in Section 9.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your shares in the offer. We have not authorized any person to provide any information or make any representation in connection with the offer, other than those contained in this offer to purchase or in the letter of transmittal. You should not rely upon any recommendation, information or representation that is given or made to you as having been authorized by the fund, our investment manager, the fund’s transfer agent, the depositary or the information agent.

PUTNAM MUNICIPAL BOND FUND

June 4, 2007

16  T E N D E R  O F F E R S

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By Mail:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.

Attention: Corporate Actions	Attention: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

17 State Street

New York, NY 10004

Banks and brokers call: (212) 440-9800

All others call: (866) 651-3079

                                                                                                                       245045 5/07

PUTNAM MUNICIPAL BOND FUND

NOTICE OF GUARANTEED DELIVERY

FOR

TENDER OF COMMON SHARES OF BENEFICIAL INTEREST

This notice of guaranteed delivery, or one substantially in the form hereof, must be used to accept the tender offer by Putnam Municipal Bond Fund (the “fund”) if:

• certificates evidencing shares of the fund’s common shares of beneficial interest, without par value, are not immediately available or cannot be delivered to the depositary before the expiration date (as defined in the offer to purchase);

• the procedure for book-entry transfer described in the offer to purchase, dated June 4, 2007, and the related letter of transmittal cannot be completed on a timely basis; or

• time will not permit all required documents, including a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), an agent’s message in the case of a book-entry transfer (as defined in the offer to purchase) and any other required documents, to reach the depositary prior to the expiration date.

This notice of guaranteed delivery, properly completed and duly executed, may be delivered by hand, mail, overnight courier or facsimile transmission to the depositary. See Section 2 of the offer to purchase.

The Depositary for the Tender Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company, N.A.	For Eligible Institutions Only:	Computershare Trust Company, N.A.

Attention: Corporate Actions	(781) 930-4942	Attention: Corporate Actions
P.O. Box 859208		161 Bay State Drive
Braintree, MA 02185-9208	For Confirmation Only Telephone:	Braintree, MA 02184
(781) 930-4900

For this notice to be validly delivered, it must be received by the depositary at one of the above addresses before the offer expires. Delivery of this notice to another address will NOT constitute a valid delivery. Deliveries to the fund, the fund’s transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and will NOT constitute a valid delivery.

This notice of guaranteed delivery is not to be used to guarantee signatures. If a signature on the letter of transmittal is required to be guaranteed by an eligible guarantor institution (as defined in the offer to purchase) under the instructions to the letter of transmittal, the signature guarantee must appear in the applicable space provided in the signature box on the letter of transmittal.

T E N D E R O F F E R S  1

NOTICE OF GUARANTEED DELIVERY

By signing this notice of guaranteed delivery, you tender to Putnam Municipal Bond Fund at a price per share equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on July 11, 2007 (or if the tender offer is extended, on the date to which the tender offer is extended), upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, receipt of which you hereby acknowledge, the number of shares specified below pursuant to the guaranteed delivery procedure described in Section 2 of the offer to purchase.

Number of shares to be tendered: ____________ shares.

2  T E N D E R O F F E R S

ODD LOTS

To be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):

□ is the beneficial or record owner of fewer than 100 shares in the aggregate, all of which are being tendered; or

□ is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s), shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of fewer than 100 shares in the aggregate and is tendering all of the shares.

T E N D E R O F F E R S  3

GUARANTEE OF DELIVERY
(Not to be Used for a Signature Guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (each of the foregoing constituting an “eligible institution”), guarantees the delivery to the depositary of the shares tendered, in proper form for transfer, or a confirmation that the shares tendered have been delivered pursuant to the procedure for book-entry transfer described in the offer to purchase into the depositary’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), or an agent’s message in the case of a book-entry transfer, and any other required documents, all within three (3) New York Stock Exchange trading days after the date of receipt by the depositary of this notice of guaranteed delivery.

The eligible institution that completes this form must communicate the guarantee to the depositary and must deliver the letter of transmittal and certificates representing shares to the depositary within the time period set forth in the offer to purchase. Failure to do so could result in a financial loss to the eligible institution.

Name of Firm: _________________________________________________________________________________________

Address: ______________________________________________________________________________________________
(Zip Code)

Area Code and Telephone Number: ________________________________________________________________________

Authorized Signature ____________________________________________________________________________________

Name: ________________________________________________________________________________________________
(Please Type or Print)

Title: ________________________________________________________________________________________________

Dated: _______________, _____

Note: Do not send share certificates with this form. Certificates for shares should be sent with the letter of transmittal.

245101 5/07

4  T E N D E R O F F E R S

William T. Connolly, Jr., CFA
Senior Managing Director
Head of Retail Management

Putnam Retail Management LP
One Post Office Square
Boston, Massachusetts 02109

June 4, 2007

Dear Investment Colleague:

I am writing to inform you that Putnam Municipal Bond Fund (“the fund”) has approved a tender offer program, in which the fund is making an offer to purchase up to10% of its outstanding common shares. The Putnam Trustees decided to introduce this program after considering requests from certain of its shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments.

This offer is made at a price per share equal to 98% of net asset value (NAV) as of the expiration date of the offer. The offer is for up to 1,678,471 shares. These shares constitute approximately10% of the number of currently outstanding shares. Only shares properly offered to the fund (and not properly withdrawn) will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered may not be purchased if more than 1,678,471 shares are properly tendered. If more shares are properly tendered, the fund will purchase all other shares properly tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares. All shares tendered and not purchased, including shares not purchased because of proration, will be returned at the fund’s expense as soon as practicable following the expiration date.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

• The offer to purchase, dated June 4, 2007;

• A letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an Instruction Form for obtaining those clients’ direction with regard to the tender offer;

• The letter of transmittal, which is for your use and which you may make available at your discretion to your clients (the letter of transmittal also includes accompanying instructions for your use as well as a Substitute Form W-9);

• A Notice of Guaranteed Delivery. This is to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

• Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(over, please)

Putnam Retail Management	244948 6/07

Your prompt action is requested, and I urge you to contact your clients at your earliest convenience. The tender offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on July 11, 2007, unless the offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies, or any person for soliciting tenders of shares under the tender offer (other than fees paid to the information agent as described in the offer to purchase). The fund will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. The fund will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase and the letter of transmittal.

In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

(1) Provide that the depositary receives the following before the offer expires:

• Either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 2 of the offer to purchase; and

• Either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 2 of the offer to purchase in the case of a book-entry transfer; and

• Any other documents required by the letter of transmittal.

(2) Comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, Georgeson Inc., at its address and telephone number set forth on the back page of the offer to purchase. Georgeson will also supply additional copies of the enclosed material upon request.

Sincerely,

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE FUND, ITS INVESTMENT ADVISOR OR ANY OF THEIR AFFILIATES, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO PURCHASE, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

John A. Hill

The Putnam Funds
Chairman of the Trustees

One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

June 2007

Dear Shareholder:

On behalf of The Putnam Funds’ Board of Trustees, I am writing to inform you that Putnam Municipal Bond Fund (“the fund”) has approved a tender offer program, in which the fund is making an offer to purchase up to 10% of its outstanding common shares. The Putnam Trustees decided to introduce this program after considering requests from certain of its shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments.

This offer is made at a price per share equal to 98% of net asset value (NAV) as of the expiration date of the offer. If you wish to tender your shares, you will need to do so through your financial representative. Please instruct your representative accordingly by completing the attached Instruction Form and returning it to your representative. If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

The following is a summary of several important points of the tender offer:

Expiration. The offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on July 11, 2007, unless the fund extends the offer.

Specified percentage of shares. The offer is for up to 1,678,471 shares. These shares constitute approximately 10% of the number of currently outstanding shares.

Proration provision. If more shares are tendered than the fund offers to purchase, then the purchase will be made on a pro rata basis. More details on this provision can be found in the fund’s offer to purchase.

Active account required to tender shares. If for any reason your account is currently subject to a suspension of activity, you may not tender your shares until your account has been reactivated.

Trustees have a neutral view of the offer. The Trustees of the Putnam Funds have authorized the tender offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC, do not make any recommendation as to whether to tender or not to tender shares.

If you wish to tender your shares, please forward your Instruction Form as soon as possible to allow your representative ample time to tender your shares on your behalf prior to the expiration of the offer.

This tender offer is part of an initiative by the Trustees to take into account the expressed wishes of fund shareholders for greater liquidity. You can also be confident that the Funds’ Trustees will continue to monitor fund performance with the goal of protecting the interests of fund shareholders.

We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call Georgeson Inc., the information agent for the tender offer, at 1-866-651-3079, or call your financial representative.

Sincerely,

John A. Hill

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF PUTNAM MUNICIPAL BOND FUND

By signing this Instruction Form, you acknowledge receipt of our letter and the enclosed offer to purchase, dated June 4, 2007. Putnam Municipal Bond Fund, a Massachusetts business trust (the “fund”), offers to purchase up to 1,678,471 common shares, at a price per share equal to 98% of net asset value as of the expiration date of the offer.

This form will instruct us to tender to the fund, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the offer.

Number of shares to be tendered: __________

The method of delivery of this document is at the option and risk of the tendering shareholder. If you decide to send this form by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure delivery.

SIGN HERE:

Signature(s): ________________________________________________________________________________________________________________________________

Print name(s): _______________________________________________________________________________________________________________________________

Address(es): ________________________________________________________________________________________________________________________________

Area code and telephone number: ________________________________________________________________________________________________________________

Taxpayer identification or Social Security number: __________________________________________________________________________________________________

Date: ______________________________________________________________________________________________________________________________________

My account number with you: __________________________________________________________________________________________________________________

245044 6/07

John A. Hill The Putnam Funds Chairman of the Trustees One Post Office Square Boston, Massachusetts 02109

The Putnam Funds

June 4, 2007

Dear Shareholder:

On behalf of The Putnam Funds’ Board of Trustees, I am writing to inform you that Putnam Municipal Bond Fund (“the fund”) has approved a tender offer program, in which the fund is making an offer to purchase up to 10% of its outstanding common shares. The Putnam Trustees decided to introduce this program after considering requests from certain of its shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments.

Enclosed for your consideration are the offer to purchase, dated June 4, 2007, and the related letter of transmittal. This offer is made at a price per share equal to 98% of net asset value (NAV) as of the expiration date of the offer. If you wish to tender your shares, please follow the instructions contained in the offer to purchase and the letter of transmittal. If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

Eight Putnam closed-end funds are conducting separate but approximately concurrent tender offers. Please be aware that there is specific documentation for each tender offer, and the expiration dates are not all the same. Accordingly, please be certain to follow the instructions applicable to the particular fund in which you invest. If you hold shares in more than one Putnam closed-end fund conducting a tender offer, I urge you to evaluate carefully all information in the tender offer materials provided to you by each such fund.

The following is a summary of several important points of the tender offer:

Expiration. The offer and withdrawal rights will expire at 5:00 p.m. Eastern Time, on July 11, 2007, unless the fund extends the offer.

Specified percentage of shares. The offer is for up to 1,678,471 shares. These shares constitute approximately 10% of the number of currently outstanding shares.

Proration provision. If more shares are tendered than the fund offers to purchase, then the purchase will be made on a pro rata basis. More details on this provision can be found in the fund’s offer to purchase.

(over, please)

245043 6/07

Active account required to tender shares. If for any reason your account is currently subject to a suspension of activity, you may not tender your shares until your account has been reactivated.

Brokerage commissions and other fees. Tendering shareholders who are registered shareholders or who tender their shares directly to Computershare Trust Company, N.A., as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on the fund’s purchase of shares under the offer. However, a broker, dealer, commercial bank, trust company, or other nominee may charge a fee for processing transactions on behalf of a shareholder.

Trustees have a neutral view of the offer. The Trustees of the Putnam Funds have authorized the tender offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC, do not make any recommendation as to whether to tender or not to tender shares.

This offer is part of a continuing effort by the Trustees to take into account the expressed wishes of fund shareholders. You can also be confident that the Funds’ Trustees will continue to monitor fund performance and expenses with the goal of protecting the interests of fund shareholders.

We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call Georgeson Inc., information agent for the tender offer, at 1-866-651-3079, or call your financial representative.

John A. Hill

William T. Connolly, Jr., CFA Senior Managing Director Head of Retail Management Putnam Retail Management LP One Post Office Square Boston, Massachusetts 02109

June 4, 2007

Dear Investment Colleague:

I am writing to inform you that Putnam Municipal Bond Fund (“the fund”) has approved a tender offer program, in which the fund is making an offer to purchase up to 10% of its outstanding common shares. The Putnam Trustees decided to introduce this program after considering requests from certain of its shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments. This offer is made at a price per share equal to 98% of net asset value as of the expiration date of the offer.

The Trustees of the Putnam Funds have sent the enclosed letter outlining this offer to your clients who are record holders of shares in any of the eight Putnam closed-end funds that are conducting separate but approximately concurrent tender offers. In addition, these clients will have received the official offer to purchase, dated June 4, 2007, and the related letter of transmittal, which together constitute the offer, subject to any supplements and amendments. Please be advised that if your clients do not want to tender their shares, they do not need to take any action. No changes to their account will occur as a result. If, on the other hand, your clients are interested in tendering their shares, they should follow the instructions contained in the offer to purchase and the letter of transmittal.

The Board of Trustees of the fund has approved the offer. However, the fund, its Board of Trustees, and Putnam Investment Management, LLC, are not making any recommendation as to whether to tender or not to tender shares in the offer. Shareholders are urged to evaluate carefully all information in the offer to purchase and the letter of transmittal, consult their own investment and tax advisors, and make their own decisions whether to tender shares.

The initiative to undertake this tender offer is part of a continuing effort by the Trustees to take into account the expressed wishes of fund shareholders. You can also be confident that the Funds’ Trustees will continue to monitor fund performance and expenses with the goal of protecting the interests of fund shareholders.

If you have any questions about the tender offer, please call Georgeson Inc., information agent for the tender offers, at 1-866-651-3079.

Putnam Retail Management

245125 6/07

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM LAUNCHES TENDER OFFERS FOR EIGHT CLOSED-END FUNDS

BOSTON, June 4, 2007 – Putnam Investments today announced the launch of separate tender offers for the following closed-end funds:

Fund	Tender offer expiration date

Putnam High Income Securities Fund (NYSE: PCF)	Expires July 10, 2007

Putnam High Yield Municipal Trust (NYSE: PYM)	Expires July 9, 2007

Putnam Investment Grade Municipal Trust (NYSE: PGM)	Expires July 9, 2007

Putnam Managed Municipal Income Trust (NYSE: PMM)	Expires July 10, 2007

Putnam Master Intermediate Income Trust (NYSE: PIM)	Expires July 11, 2007

Putnam Municipal Bond Fund (NYSE: PMG)	Expires July 11, 2007

Putnam Municipal Opportunities Trust (NYSE: PMO)	Expires July 12, 2007

Putnam Premier Income Trust (NYSE: PPT)	Expires July 12, 2007

Specific documentation for each tender offer is being mailed to shareholders of the funds. As indicated above, the expiration dates for the tender offers vary.

As previously disclosed in February, each fund is offering to purchase up to 10% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share (NAV) as of the expiration date. The tender offers are part of an effort by the Trustees of the Funds to enhance liquidity for fund shareholders.

In approving this program, the Trustees considered that tender offers would give shareholders an opportunity to sell at least some of their shares at a price close to NAV, and that the tender offer price of 98% of NAV would help offset the costs that shareholders who retain their shares would otherwise bear in connection with the tender offers.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of April 30, 2007, Putnam managed $192 billion assets. Mutual fund assets were $121 billion. Institutional assets were $71 billion. Putnam has offices in Boston, London, and Tokyo. For more information, go to www.putnam.com.

Steven D. Krichmar Senior Managing Director Chief of Operations Putnam Investor Services P.O. Box 41203 Providence, Rhode Island 02940 www.putnam.com

June 2007

Dear Investment Colleague:

On June 4, 2007 we wrote to you and your clients about the tender offer program in which eight Putnam closed-end funds are offering to purchase up to 10% of their outstanding common shares at 98% of their net asset value.

We are writing now to remind you that some of your clients who own these funds have accounts that remain subject to a suspension of activity. Should these clients wish to tender their shares, it is necessary for them to reactivate their accounts, as indicated in the tender offer materials.

We have sent a letter to each client explaining that, in order for the funds to accept tendered shares for purchase, accounts will need to be reactivated prior to the expiration date of the tender offers. It would be best to reactivate all accounts by Friday, July 6, because the tender offers expire on staggered dates between July 9 and July 12. We have also indicated that clients can contact you with questions about tendering shares or reactivating their accounts.

To reactivate these accounts, please direct your clients to call Putnam at 1-800-225-1581.

Please note that your clients are not required to tender shares, and if they prefer not to do so, they need not reactivate their accounts at this time. The Trustees of the Putnam Funds have authorized the tender offer, but the funds, the Trustees, and Putnam Investment Management, LLC do not make any recommendation as to whether to tender or not to tender shares.

If you have questions about the tender offer, please call Georgeson Inc., information agent for the tender offer, at 1-888-605-7531.

Thank you for the assistance you provide to your clients and for your support of Putnam Investments.

Respectfully yours,

Steve Krichmar Chief of Operations

245733 6/07

Steven D. Krichmar Senior Managing Director Chief of Operations Putnam Investor Services P.O. Box 41203 Providence, Rhode Island 02940 www.putnam.com

June 2007

Dear Shareholder:

On June 4, 2007 we wrote to you about Putnam’s tender offer program in which eight Putnam closed-end funds are offering to purchase up to 10% of their outstanding common shares at 98% of their net asset value.

We are writing now to remind you that, should you desire to tender your shares, it remains necessary for you to reactivate your Putnam account as indicated in the tender offer materials. Currently, your account remains subject to a suspension of activity. This suspension can result for several reasons, but two reasons account for the large majority of cases: the account is a joint account and one of the registered shareholders is deceased; or the fund merged with another fund, and Putnam never received the outstanding certificates of the fund that was acquired.

To speak to a Putnam representative about how to reactivate your account, call 1-800-225-1581. In order for the fund to repurchase your shares, your account will need to be reactivated prior to the expiration date of the tender offers. It would be best to reactivate all accounts by Friday, July 6, because the tender offers expire on staggered dates between July 9 and July 12.

Please note, you are not required to tender your shares, and if you prefer not to do so, you need not take steps at this time to reactivate your account. The Trustees of the Putnam Funds have authorized the tender offers, but the funds, the Trustees, and Putnam Investment Management, LLC, do not make any recommendation as to whether to tender or not to tender shares. Please note that following the tender offers the Board of Trustees will continue to monitor Putnam closed-end funds with the goal of protecting the interests of fund shareholders.

If you have any questions about the tender offers, please call Georgeson Inc., information agent for the tender offers, at 1-888-605-7531. If you have questions about whether to tender shares or to reactivate your account, you can also call your financial representative.

Thank you for your attention to this matter and for your support of Putnam Investments.

Respectfully yours,

Steve Krichmar Chief of Operations

245730 6/07

Q&A for Closed-end Fund Tender Offers

On February 15, 2007, Putnam Investments and the Board of Trustees of the Putnam Funds announced their approval of a comprehensive initiative that would (1) concentrate the lineup of closed-end funds managed by Putnam Investments through mergers combining certain funds, and (2) provide shareholders of a number of closed-end funds with enhanced liquidity opportunities either through merger into an open-end fund or through a tender offer by the fund to purchase up to 10% of the outstanding common shares.

This Q&A covers issues related to the tender offer, which are being made for eight closed-end Putnam funds.

General response to requests for additional information about the tender offer:

Shareholders will receive tender offer materials that contain complete information about the tender offer. These materials direct inquiries to Georgeson, the third party information agent for the tender offer. Georgeson has set up separate phone numbers for each of the eight funds.A list of these numbers can be found at the end of this Q&A.

What should I say if I get a call from the press?

Please direct any calls from the press to Sinead Martin in Public Relations (internal calls, x18515, external calls 617-760-8515). Public Relations will handle all communications with the news media.

Which funds are conducting a tender offer and during what period of time may shareholders tender shares?

The table below lists the funds conducting a tender offer. The tender offers commenced on June 4, 2007 and will close in July of 2007 on the dates shown in the table below, unless extended.

Tender offer
expiration Date
Funds conducting tender offers	(2007)

Putnam High Yield Municipal Trust (NYSE: PYM)	July 9

Putnam Investment Grade Municipal Trust (NYSE: PGM)	July 9

Putnam Managed Municipal Income Trust (NYSE: PMM)	July 10

Putnam High Income Securities Fund (NYSE: PCF)	July 10

Putnam Master Intermediate Income Trust (NYSE: PIM)	July 11

Putnam Municipal Bond Fund (NYSE: PMG)	July 11

Putnam Premier Income Trust (NYSE: PPT)	July 12

Putnam Municipal Opportunities Trust (NYSE: PMO)	July 12

How many shares will the fund repurchase?

Each fund may purchase up to 10% of its outstanding common shares. (The maximum number of shares each fund may purchase is shown in a table in Appendix 1 at the end of this Q&A.)

How much will shareholders receive for their shares?

The fund will pay cash for validly tendered shares at a price per share equal to 98% of the net asset value per share (NAV) as of the expiration date of the offer. The daily NAV of the funds can be found at Putnam’s Web site at www.putnam.com/individual/ and at Putnam’s financial representative Web site at www.putnam.com/advisor/.

Why is the tender offer price per share equal to 98% of NAV?

The Trustees considered that the difference between NAV and the tender offer price of 98% of NAV would help offset the costs that shareholders who retain their shares might otherwise bear in connection with the tender offer. In other words, the discount to NAV accepted by shareholders who tender shares serves to offset the costs to the fund that results from the tender offer.

Will any funds redeem preferred shares as a part of the tender offer?

There are no current plans for any of the funds to redeem preferred shares in connection with the tender offer.

Are shareholders required to tender their shares?

No. If you do not want to tender your shares, you do not need to take any action. No changes to your account will occur as a result.

What do shareholders need to do to if they want to tender their shares?

It is important to note that the steps for tendering shares vary based on the fund and whether the shareholder holds physical certificates for his or her shares or whether the shareholder holds shares through a brokerage account.

· Certificated shares (held directly with Putnam) — owners of these shares tender them by returning a signed letter of transmittal to Putnam indicating whether they want to tender their shares. The letter of transmittal is included with the Offer to Purchase and other tender offer materials mailed to shareholders.

· Shares held in a brokerage account — owners of these shares tender them by providing instructions to their financial representatives indicating whether they want to tender any or all of their shares.

The tender offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated June 4, 2007, and in the related letter of transmittal.

What happens if shareholders tender more than 10% of a fund’s outstanding shares?

If more than 10% of a fund’s shares are tendered, the fund will repurchase shares on a prorated basis, meaning that the fund will repurchase an equal proportion of the shares validly tendered by each shareholder. However, if a shareholder who owns fewer than

100 shares (an “odd lot”) validly tenders all of his or her shares, the fund will repurchase all of that shareholder’s shares, without pro-ration. The shares that are not repurchased remain outstanding and shareholders continue to own them.

How will the fund communicate the results of the tender?

Each fund will issue a press release with preliminary results of the tender offer within two (2) business days following the expiration date of the tender offer, including the approximate number of shares tendered and the preliminary pro-ration results, if applicable.

When can shareholders expect to receive their money?

The fund does not expect to announce final results or send payment for any shares purchased pursuant to the offer until at least five business days after the expiration date of the tender offer (please see the table on page 1 for the expiration date of the tender offer for each fund).

Why have the Trustees approved this program of tender offers?

The Putnam Trustees decided to introduce this program after considering requests from shareholders for enhanced fund liquidity and after undertaking extended discussions with Putnam Investments. In approving this program, the Trustees considered that tender offers would give shareholders an opportunity to sell at least some of their shares at a price close to NAV.

The tender offer is part of a continuing effort by Putnam Investments and the funds’ Trustees to maintain a diverse array of closed-end products, while taking into account changing market circumstances. Putnam Investments believes that the closed-end funds continue to hold an important position in the broad range of Putnam products.

In what other ways do the Trustees pursue the interests of Putnam closed-end fund shareholders?

The Trustees meet regularly with Putnam Investments regarding the closed-end funds, and they carefully monitor the funds’ performance, the trading prices of fund shares and the expressed views of shareholders in the funds. In managing the closed-end funds, especially during periods of significant trading discounts, Putnam Investments works with the Trustees to take actions that they believe are in the long-term best interests of fund shareholders. The tender offer program is consistent with actions taken by Putnam Investments and the Trustees in recent years, including:

· Instituting a share repurchase program, under which each fund is authorized to repurchase up to 10% of its outstanding shares over a 2-year period ending in October 2007. This program enhances shareholder value, as repurchases made at a discount increase the net asset value per share of a fund’s remaining shares, and has made a meaningful contribution to investment return. Following the expiration of the tender offers, the eight funds conducting tender offers will continue to be eligible to participate in the share repurchase program. However, please note that the repurchase program has been suspended indefinitely for

Putnam New York Investment Grade Municipal Trust (AMEX: PMN) and Putnam Tax-Free Health Care Fund (NYSE: PMH) in light of the recently-announced merger proposals affecting these funds.

· Management fee reductions for most of the closed-end funds, effective January 1, 2006.

· Merging funds. In 2005, two pairs of closed-end funds merged for greater efficiencies. In 2006, a closed-end fund merged into an open-end fund managed by Putnam Investments. To date in 2007, the Trustees have approved plans to merge two additional closed-end funds into open-end funds in 2007. These last two mergers remain subject to shareholder approval.

· Promoting the funds with enhanced disclosure and providing greater transparency to investors on the merits of the closed-end funds.

· Expanding the tools available to Fund management teams, including a 2005 initiative to allow the taxable income funds to employ leverage through borrowing.

Appendix 1

Reference information for tender offer program — expiration dates and phone numbers for additional information, by fund.

		Tender offer	Number of fund
	Information number	expiration date	shares available
Fund	(Georgeson)	(2007)	for tender*

Putnam High Yield
Municipal Trust	866-580-6945	July 9	2,113,198

Putnam Investment Grade
Municipal Trust	866-580-7026	July 9	2,023,539

Putnam Managed
Municipal Income Trust	866-651-3135	July 10	4,465,888

Putnam High Income
Securities Fund	866-651-3130	July 10	2,154,697

Putnam Master
Intermediate Income Trust	866-651-3134	July 11	9,138,976

Putnam Municipal Bond
Fund	866-651-3079	July 11	1,678,471

Putnam Premier Income
Trust	866-651-3149	July 12	17,879,920

Putnam Municipal
Opportunities Trust	866-651-3106	July 12	1,517,251

* Please note, the numbers in this column reflect approximately 10% of each fund’s outstanding common shares.

Putnam Retail Management	Job no. 5/07